FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2006
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1) Press Release, “Dr. Reddy’s and Argentina Discovery Announce R&D Collaboration,” February 2, 2006.

(2) Notice to Stock Exchange, dated February 4, 2006, of Postal Ballot for disposal of the formulations manufacturing facility at Goa.

(3) Press Release, “Dr. Reddy’s signs definitive agreement with 3i for the strategic acquisition of betapharm,” February 16, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S AND ARGENTA DISCOVERY ANNOUNCE R&D COLLABORATION
Collaboration to develop and commercialize a novel approach to Chronic Obstructive Pulmonary Disease
Hyderabad, India and Harlow, United Kingdom, February 2, 2006: Dr. Reddy’s Laboratories (NYSE: RDY) and Argenta Discovery Limited announced today that they have entered into an agreement for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”).
Under the terms of the agreement, Dr. Reddy’s and Argenta will collaborate to identify clinical candidates from a certain class of Dr. Reddy’s’ compounds for use as potential treatments for COPD. Both the parties will jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). On successful completion of a Phase IIa trial, the companies may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. Both Dr. Reddy’s and Argenta have agreed to fund the joint collaboration up to proof-of-concept. The financial terms of the agreement have not been disclosed.
Commenting on the co-development deal, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “We are excited about the R&D collaboration with Argenta as it provides us with an opportunity to leverage our drug discovery capabilities to target unmet medical needs in the respiratory therapeutic area. Argenta brings the significant respiratory drug development expertise required to pursue a novel approach for the treatment of COPD, asthma and cystic fibrosis. We are looking forward to a successful relationship with them.”
Dr Chris Ashton, Chief Executive Officer, Argenta Discovery Limited, added, “We are delighted to be working with Dr Reddy’s, which is establishing a growing reputation within the global pharmaceutical industry. We are proud that Argenta’s expertise and experience in drug development and respiratory disease has been recognized by Dr Reddy’s and we look forward to a long and fruitful collaboration.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About Argenta Discovery
Argenta Discovery is a UK-based, privately-held drug discovery and development company, applying its integrated medicinal chemistry, biology, ADMET and CADD expertise to advance its clients’ drug discovery programmes. Argenta offers resources and expertise to direct complete discovery programmes, in many therapeutic areas, to pharmaceutical and biotech clients — from hit identification, hit-to-lead and lead optimisation projects. Argenta also applies the same capabilities and expertise to its proprietary in-house therapeutics programmes, which focus on respiratory disease, specifically chronic obstructive pulmonary disease (COPD), severe asthma and cystic fibrosis.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media
M Mythili at mythilim@drreddys.com or on +91-40-55511620
Argenta:
Dr Chris Ashton, CEO
Tel: +44 (0)1279 645645
Fax: +44 (0)1279 645646
Email: chris.ashton@argentadiscovery.com
www.argentadiscovery.com

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
NOTICE TO STOCK EXCHANGE
February 4, 2006
The Secretary / The Executive Director
Mumbai Stock Exchange
National Stock Exchange
New York Stock Exchange
Dear Sir,
   Sub: Postal Ballot for disposal of the formulations manufacturing facility at Goa
Pursuant to Section 192A of Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the Company has despatched the draft resolution along with the explanatory statement for authorizing the Board of Directors of the Company for borrowings and investments in excess of the limits prescribed under Section 293 and 372A of the Companies Act, 1956, creation of charges on the Company’s properties and issue of securities for raising the funds.
The last date of receiving the response from the shareholders is not later than the close of working hours on Saturday, March 4, 2006. The Company has appointed Mr. B Satya Reddy, Practicing Company Secretary as scrutinizer for conducting the postal ballot process in a fair and transparent manner.
The Scrutinizer shall submit his report to the Chairman after completion of the scrutiny and the results of the postal ballot will be announced through press release.
Please take the above information on record.
With regards,
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s signs definitive agreement with 3i for the strategic acquisition of betapharm
è betapharm is the fourth-largest generics company in Germany and the fastest growing company in the top 10(1)
è Combination of Dr. Reddy’s and betapharm offers an excellent opportunity to build on the unique strengths of each company to emerge as a leading generics player in Europe in the long- term
Hyderabad, India, Frankfurt & Augsburg, Germany, February 16, 2006: Dr. Reddy’s and 3i, Europe’s leading private equity house, jointly announced today that they have entered into a definitive agreement providing for the strategic investment by Dr. Reddy’s to acquire 100% of betapharm Group, the fourth-largest generic pharmaceuticals company in Germany, for a total enterprise value of € 480 million in cash. The transaction will be funded using a combination of Dr. Reddy’s internal cash reserves and committed credit facilities.
Commenting on the acquisition, Dr Anji Reddy, Chairman, Dr. Reddy’s Laboratories, said, “Today is truly an exciting day for Dr. Reddy’s. We see our investment in betapharm as a key strategic initiative towards becoming a mid-sized global pharmaceutical company with strong presence in all key pharmaceutical markets. betapharm has created a strong growth platform and is well positioned for the future and we are looking forward to partner with them in building a strategic presence in Europe.”
Founded in 1993, betapharm is the fourth-largest generics company in Germany with a market share of circa 3.5%. betapharm markets high-quality generic drugs with focus on long-term therapy products with high prescription rates. betapharm is the fastest growing generics company over the past 5 years in the top 10 in Germany1(1) with a strong track record of successful product launches. betapharm’s current portfolio comprises about 145 marketed products. Located in Augsburg, Germany, betapharm currently employs about 370 people including a sales force of about 250 with gross turnover of € 164 million in 2005.2
Commenting on the strategic initiative, G V Prasad, Vice-Chairman and CEO, Dr. Reddy’s Laboratories, said, “We are very excited with our strategic investment in betapharm. betapharm with its differentiated business model has all the key elements for achieving success in the fast growing generics market in Germany. We strongly believe that this strategic investment will generate substantial opportunities for long-term value creation for both the companies. The combination of these two companies will enable betapharm to continue to expand its growth trajectory and at the same time provide a strong foundation to leverage Dr. Reddy’s global product development and marketing infrastructure to build a significant generics business in Europe in the long-term. We are excited to partner with the highly dedicated and motivated team at betapharm to build a future of growth and leadership for Dr. Reddy’s as well as betapharm.”
Commenting on the strategic partnership with Dr. Reddy’s, Dr. Wolfgang Niedermaier, CEO of betapharm said, “Dr. Reddy’s impressive pipeline of generic and innovative products and its high quality standards combined with competitive manufacturing infrastructure will help further develop our position in the German market and offer an entry platform for the European market. It’s extensive and well recognised corporate social responsibility activities perfectly fit with our successful corporate philosophy and

[1]	INSIGHT Health — NPI-Gx over the past 5 years.

[2]	As per audited accounts for 2005 including value added taxes.

business model. We see Dr. Reddy’s as our partner of choice to build a successful joint future and continue betapharm’s growth and success story.”
Commenting on today’s sale, Bernie Schuler, a partner in 3i’s European buyouts business based in Frankfurt said: “3i has worked closely with management in the past two years to position the business for international growth and expansion. Today’s sale to Dr. Reddy’s is an exciting logical step for betapharm’s next phase of development. Dr. Reddy’s broader product range and high quality production base at competitive cost levels will enable the business to grow exponentially.”
Further financial terms and conditions of the transaction will not be disclosed. The transaction is subject to customary closing conditions and is expected to close in the first week of March 2006.
Rothschild acted as financial advisors and Freshfields Bruckhaus Deringer acted as external legal counsel to Dr. Reddy’s in this transaction.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About betapharm
Founded in 1993, betapharm provides generic drugs (non-patented). betapharm covers all important medical indications ranging from a common cold to severe cardiovascular diseases offering an assortment of 145 active ingredients in 871 different commercial sizes and packings. The company employs about 370 people and had a turnover of € 164 million in 2005 (as per financials for 2005). The non-profit beta Institut, part of betapharm Group, was founded in 1999 and focuses on applied health management. Its core services are social-medical research, advanced training, consulting, project development as well as information services. The institute’s major strength is its ability to independently develop and practically valuate innovative concepts while scientifically evaluating them in conjunction with universities. Results of this research are innovative solutions for today’s healthcare system.
About 3i
3i is a world leader in private equity and venture capital. We focus on Buyouts, Growth Capital and Venture Capital and invest across Europe, in the United States and in Asia Pacific. Our competitive advantage comes from our international network and the strength and breadth of our relationships in business. These underpin the value that we deliver to our portfolio and to our shareholders. www.3i.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media
M Mythili at mythilim@drreddys.com or on +91-40-55511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath
Date: March 21, 2006		Name: V. Viswanath
Title: Company Secretary